210, 1167 Kensington Cr. N.W.
Calgary, Alberta
Canada T2N 1X7

FOR IMMEDIATE RELEASE

Oncolytics Biotech Inc. Provides Update on Phase III Study of REOLYSIN® in Head and Neck Cancers

CALGARY, AB, September 12, 2012 --- Oncolytics Biotech Inc. (“Oncolytics” or the "Company") (TSX:ONC, NASDAQ:ONCY) today provided an update on its Phase III trial of REOLYSIN in combination with carboplatin and paclitaxel for the treatment of head and neck cancers (REO 018).

The Company has conducted an internal analysis of the blinded combined clinical data for all 80 patients enrolled in the first stage of the study. The study remains blinded at this time. At the time of the analysis, 23 patients of the 80 had not yet progressed but were included for the purposes of analysis. The median evolving progression free survival (PFS) of the 80 patients, which comprises the combined control and test groups, was greater than expected, as was the best response rate. On further examination, it was observed that patients for whom only metastatic disease was being measured by clinicians, were responding differently to treatment than patients who had local regional head and neck disease. Patients in whom only metastatic disease was measured had a median evolving PFS of 120 days, which was statistically significantly greater than those patients with a noted local regional head and neck tumor. There was a statistically significant difference in PFS between these two groups (n=80, p=0.008, hazard ratio=0.536). Oncolytics therefore believes that, based on differential PFS, it has identified two distinct patient groups are being enrolled in this clinical study, patients with local recurrent disease, with or without metastases, and those with distal metastases. Each of these two groups contains patients from both the control and test arms of the study. Oncolytics believes that these two groups of patients must therefore be considered to be different for the purpose of both analysis and investigation.

The Company has consulted with its principal investigators and the independent statistician for the study, and, on September 10, 2012, met with the U.S. Food and Drug Administration in Washington, D.C. Based on these discussions, the Company plans to expand enrollment in the first stage of the study to include 160 patients, all of whom have now been enrolled. Oncolytics intends to introduce an additional segregation to differentiate between patients with local recurrent disease, with or without metastases, and patients with distal metastases. Based on the analysis of the 160 patients, Oncolytics expects to generate randomized data from two discrete patient populations.  The Company believes this will provide a sufficient number of patients to conduct a meaningful analysis of the two identified patient groups, as well as increased powering for the overall analysis. Oncolytics intends to treat this expanded first stage of the REO 018 clinical trial as a separate supportive study to a planned registration study that will be similar to, and take the place of, the original second stage of the REO 018 clinical trial. Enrollment in the first stage of the study is complete and no additional patients will be enrolled pending approval of a planned registration study. The Company intends to submit protocol amendments to regulators in the immediate near term to reflect these changes. It will require additional time to follow the expanded group of patients and allow the evolving PFS data to mature.

“Segregating and separately evaluating the two identified patient groups means we will be able to obtain our first randomized data in these two patient populations, including one with only metastatic disease,” said Dr. Brad Thompson, President and CEO of Oncolytics. “All six of our randomized Phase II studies are examining indications with significant metastatic disease involvement. Patients with metastatic disease represent a large potential market.”

Conference Call Details
Dr. Brad Thompson, President and CEO of Oncolytics, will host a conference call and webcast on Wednesday, September 12th, 2012 at 6:00 a.m. MT (8:00 a.m. ET) to discuss in more depth the Company's Phase III study in head and neck cancers. To access the conference call by telephone, dial 1-647-427-7450 or 1-888-231-8191. A live audio webcast will also be available at the following link: http://www.newswire.ca/en/webcast/detail/1034181/1121577 or through the Company's website at www.oncolyticsbiotech.com/presentations. Please connect at least 10 minutes prior to the webcast to ensure adequate time for any software download that may be needed. A replay of the webcast will be available at www.oncolyticsbiotech.com and will also be available by telephone through September 19th, 2012. To access the telephone replay, dial 1-416-849-0833 or 1-855-859-2056 and enter reservation number 30393545 followed by the number sign. The Company also intends to post the prepared remarks from the call to its corporate website following the call.

About Oncolytics Biotech Inc.
Oncolytics is a Calgary-based biotechnology company focused on the development of oncolytic viruses as potential cancer therapeutics.  Oncolytics’ clinical program includes a variety of human trials including a Phase III trial in head and neck cancers using REOLYSIN®, its proprietary formulation of the human reovirus. For further information about Oncolytics, please visit: www.oncolyticsbiotech.com.

This press release contains forward-looking statements within the meaning of the U.S. Securities Act of 1933, as amended, and U.S. Securities Exchange Act of 1934, as amended, and forward-looking information within the meaning of Canadian securities laws. Statements, other than statements of historical facts, included in this press release that address activities, events or developments that Oncolytics expects or anticipates will or may occur in the future, including such things as,  intended introduction of additional segregation to differentiate between patient groups, enrollment of 160 patients providing sufficient numbers to conduct meaningful analysis of two identified patient groups and increasing power of overall analysis, treatment of expanded first stage of REO 18 clinical trial as separate support to a planned registration study to take the place of original second stage REO 18 clinical trial, anticipated timing for submission of protocol amendments to regulators, the Company's expectations related to the Phase III head and neck cancers trial of REOLYSIN in combination with carboplatin and paclitaxel, and the Company's belief as to the potential of REOLYSIN as a cancer therapeutic, and other such matters are forward-looking statements and forward-looking information and involve known and unknown risks and uncertainties, which could cause the Company's actual results to differ materially from those in the forward-looking statements and forward-looking information. Such risks and uncertainties include, among others, risks related to the statistical sufficiency of patient enrollment numbers in separate patient groups, the availability of funds and resources to pursue research and development projects, the efficacy of REOLYSIN as a cancer treatment, the tolerability of REOLYSIN outside a controlled test, the success and timely completion of clinical studies and trials, the Company's ability to successfully commercialize REOLYSIN, uncertainties related to the research and development of pharmaceuticals and uncertainties related to the regulatory process. Investors should consult the Company's quarterly and annual filings with the Canadian and U.S. securities commissions for additional information on risks and uncertainties relating to the forward-looking statement and forward-looking information. Investors are cautioned against placing undue reliance on forward-looking statements and forward-looking information. The Company does not undertake to update these forward-looking statements and forward-looking information, except as required by applicable laws.

FOR FURTHER INFORMATION PLEASE CONTACT:
The Equicom Group Nick Hurst 300 5th Ave. SW, 10th Floor Calgary, Alberta T2P 3C4 Tel: 403.218.2835 Fax: 403.218.2830 nhurst@equicomgroup.com	DGI, LLC Tom Caden 20th Floor, 1251 Avenue of the Americas New York, NY 10020 Tel: 212.825.3210 Fax: 212.825.3229 tcaden@dgicomm.com